ArcelorMittal is confident on a sustainable steel pricing environment

Luxembourg, 3 September 2008 - ArcelorMittal believes that due to the cost increases in raw materials and steel equipment, steel pricing will continue to remain structurally strong.

Yesterday’s announcement from South Africa reflects specific currency developments and local price mechanisms.  However globally ArcelorMittal will generally maintain its Q3 pricing levels into Q4. The Company is currently engaged in negotiating 2009 contracts for Automotive, Packaging and Home Appliance customers and is making good progress in agreeing substantial price increases.

In the case of seasonal market weakness, ArcelorMittal would adapt production to maintain stable pricing.